UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

______________

GENESIS MICROCHIP INC.

(Name of Subject Company (Issuer))

______________

STMicroelectronics N.V.

Sophia Acquisition Corp.

(Name of Filing Person-Issuer and Offeror)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

37184C103

(CUSIP Number of Class of Securities)

Pierre Ollivier

STMicroelectronics N.V.

Chemin du Champ-des-Filles, 39

1228 Plan-les-Ouates, Geneva, Switzerland

Tel: +41 22 929 58 76

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

______________

Copy to:

John D. Wilson, Esq.

Shearman & Sterling LLP

525 Market Street

San Francisco, CA 94105

(415) 616-1100

Calculation of Filing Fee

Transaction valuation	Amount of filing fee

Not applicable*	Not applicable*

*A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable
Form or Registration No.:	Not applicable
Filing Party:	Not applicable
Date Filed:	Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

EXHIBIT INDEX

Exhibit No.

99.1

Letter from Philippe Lambinet, Corporate Vice President and General Manager of STMicroelectronics’ Home Entertainment & Displays Group, to all employees of Genesis Microchip Inc., delivered by Elias Antoun, Chief Executive Officer of Genesis Microchip Inc., via email.

IMPORTANT INFORMATION

The tender offer described herein has not commenced. This announcement and the description contained herein are provided for informational purposes only and are neither an offer to purchase nor a solicitation of an offer to sell any securities of Genesis Microchip Inc. Any offers to purchase or solicitations of offers to sell will be made only pursuant to the Tender Offer Statement on Schedule TO (including the offer to purchase, the letter of transmittal and other documents relating to the tender offer) which will be filed with the U.S. Securities and Exchange Commission (“SEC”) by Sophia Acquisition Corp., a wholly owned subsidiary of STMicroelectronics. In addition, Genesis Microchip Inc. will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Tender Offer. Genesis Microchip’s shareholders are advised to read these documents and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety because they contain important information.

Genesis Microchip Inc.’s shareholders may obtain copies of these documents (when they become available) for free at the SEC’s website at www.sec.gov or from STMicroelectronics Investor Relations Department, 780 Third Ave, 9th Floor, New York, NY 10017.

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